Exhibit 99.1

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Previews Pivotal Visual Workflow Tool at CRM

Evolution Conference and Exhibition

Unique Features Allow Pivotal CRM Users to Visually Define their Business Processes with a Workflow tool based on Embedded Microsoft technology

NEW YORK, CRM Evolution 2011 Conference and Exhibition, August 8, 2011 – CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud technologies, announced today at the CRM Evolution 2011 Conference and Exhibition, the preview of Pivotal Visual Workflow, a new workflow design tool that allows an organization to easily and quickly configure their workflow directly into the Pivotal CRM system.

This new tool, which is expected to be available in the fourth quarter of 2011, helps streamline system customizations and enables a shorter development process for complex applications, thereby helping to improve productivity and reduce costs.

CDC Software will be demonstrating Pivotal Visual Workflow and Pivotal CRM at the CRM Evolution 2011 Conference and Exhibition in New York, Aug. 8-10, at Booth #410.

Pivotal Visual Workflow is a drag and drop, flowchart style designer tool that facilitates the creation of a business process in both the production and customization environment. It helps organizations quickly deploy their business processes within their Pivotal CRM system. The tool also allows easy customization and maintenance of dynamic business processes by users, without the need for skilled code developers, for greater business agility.

“The ability to quickly and efficiently update production system data is essential in maintaining a CRM system,” said Jason Rushforth, president of Front Office product line business of CDC Software. “By using a designer tool which replicates a whiteboard, Pivotal Visual Workflow lets an organization quickly and easily deploy business processes without the need for costly related overhead.”

About Pivotal CRM

CDC Software’s Pivotal CRM is a flexible, powerful customer relationship management solution for organizations that want to use CRM strategically by modeling, enhancing and streamlining their unique sales, marketing, and customer service processes. Built with the user experience in mind, Pivotal CRM offers significant flexibility and customizability, enabling organizations to tailor the system precisely to their users’ needs. With a Microsoft-style interface and role- and task-based navigation, Pivotal CRM is an easy-to-use system that reduces the learning curve and helps increase user adoption. Pivotal CRM embeds Microsoft Outlook and SharePoint and tightly integrates with the Microsoft Office suite, bringing data to the user when and where they need it, for optimal efficiency.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to approximately 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to our beliefs regarding Pivotal Visual Workflow, including the features and benefits thereof, our beliefs regarding our market and competitive position, our expectations regarding the availability of Pivotal Visual Workflow and the timing thereof, our plans with respect to preview this product at the CRM Evolution 2011 Conference, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the continued ability of our products to address industry and customer requirements; demand for and market acceptance of new and existing solutions; the acceptance of our products in new territories and geographies; the ability and willingness of our partners to fulfill any obligations they may have to us; and the development of new functionalities that would allow customers to operate more effectively. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of this press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. Results may vary from customer to customer, based upon particular facts and circumstances. Any website addresses provided herein for parties other than the company or its subsidiaries or affiliates, are not part of this press release and the contents such websites are not incorporated herein or adopted in any way by the company. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future results.